

Mail Stop 4628

February 3, 2017

Christopher A. Wright
Chief Executive Officer
Liberty Oilfield Services Inc.
950 17th Street, Suite 2000
Denver, Colorado 80202

> **Re:** **Liberty Oilfield Services Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 9, 2017**
> **CIK No. 0001694028**

Dear Mr. Wright:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Your registration statement appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please include the names of the lead underwriters. To the extent you intend to conduct a firm commitment underwritten offering, please note that we will defer further review of any amendment that does not include the names of the lead underwriters.

Industry and Market Data, page ii

3.   Please provide us copies of the relevant portions of public industry data that you cite or rely on in your filing, including, but not limited to, market research data prepared by Baker Hughes Incorporated and Coras Oilfield Research. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary

Liberty Oilfield Services Inc.

Overview, page 1

4.   We note you have included several references to the competitive strength of your enterprise and pursuits relative to other hydraulic fracturing service providers. For example, refer to your assertion on page 3 regarding the financial stress experienced by your competitors resulting in maintenance deferrals and idle fleets. We note further your assertion that your proprietary databases have yielded production data enabling your customers to complete "more productive and cost effective wells with shorter times and with less impact on the environment" and your observations regarding your "low employee turnover." Please revise to provide quantifiable measures to substantiate your assertions regarding your competitive positions or alternatively, remove such representations.

Industry Trends and Market Recovery, page 2

5.   We note your discussion of the recovery of hydrocarbon prices and the attending increase in demand for your services in the third and fourth quarters of 2016. Please balance the disclosure in this section by briefly discussing the downward service pricing trend that served to offset the increase in hydraulic fracturing activity, which you highlight in your period to period revenue discussion in the MD&A section.

Corporate Reorganization, page 8

6.   Please clarify whether Liberty LLC and Liberty Holdings will own a majority of your Class B common shares.

7.   Expand to disclose here that you will be dependent on the ability of Liberty LLC to make distributions to you in an amount sufficient to cover your obligations under the Tax Receivable Agreement.

Our Principal Shareholders, page 10

8.   Please update this disclosure to include the applicable percentages of the securities holdings of your principal stockholders.

The Offering, page 13

9.   Please revise this section to clarify whether you will use a portion of the offering proceeds to extinguish certain indebtedness under your credit facility.

Risk Factors

Risks Related to Our Business

We are exposed to the credit risk of our customers, page 21

10.   We note the disclosure that you are exposed to the credit risk of your customers and were not able to collect certain debt due to the bankruptcy of certain of your customers for the fiscal year ended December 31, 2015. Please update this risk factor to disclose the amount, if any, of debt that you were not able to collect for the fiscal year ended December 31, 2016.

We engage in transactions with related parties and such transactions present possible conflicts of interests, page 34

11.   Expand the risk factor to briefly highlight the conflicts of interest that you may have with your related parties due to your relationships.

Risks Related to this Offering and Our Class A Common Stock, page 34

12.   We understand from your disclosures on pages 41 and 42 that you will quantify and disclose an estimate of the present value of payments that may be required under the Tax Receivable Agreement that will take effect in connection with your offering. In describing the implications of this arrangement, you state "we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial," "payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits," and "the Tax Receivable Agreement could have a substantial negative impact on our liquidity."

Tell us how you intend to account for this arrangement at the outset and in subsequent periods, specifically with regard to recognizing and adjusting an accrual for amounts payable under the agreement, and explain your rationale. Please identify the specific authoritative literature that you have considered in formulating your view. Please also clarify your expectations with regard to the timing of payments that will be made under the agreement, the likelihood of acceleration and early termination, and your view on the utility of any pro forma presentation that may be required.

Please expand your disclosure in the Prospectus Summary to include further details of the amounts payable under the Tax Receivable Agreement, any critical assumptions underlying your estimate, the effects associated with the reasonably possible range of variation in such assumptions, and the accounting to be applied.

Use of Proceeds, page 46

13.   We note your disclosure indicating that all of the net proceeds of the offering will go to Liberty LLC in exchange for Units, and that entity will in turn repay *a portion* of its indebtedness. Please reconcile these details with your disclosure on page 7, which states that all borrowings will be paid with a portion of the net proceeds.

14.   Please revise to specifically quantify the portion of Liberty LLC indebtedness that you plan to extinguish with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 55

15.   We note your disclosures on pages 64 and 70, comparing in percentage terms the number of hydraulic fracturing stages performed during the last three fiscal years, also indicating how the number of stages and amount of proppant utilized in fracturing each horizontal well have changed over these periods.

Please expand your disclosures to include a description of the work that constitutes a fracturing stage, noting any particular qualities or characteristics and the degree or range of comparability among stages. Please indicate how the number of fracturing stages is determined and clarify the unitary relevance of these measures in your comparisons, also the effects on revenues and costs of revenues of having more stages and utilizing more proppant for a given length of wellbore.

16.   We note your disclosure explaining that revenues were materially impacted by pricing pressure for your services but were partially offset by higher levels of activity. When you attribute changes in significant line items to more than one factor or element, please quantify the impact of each factor or element and discuss the underlying reasons for the changes observed. You may refer to Item 303(a)(3) of Regulation S-K and FRC §501.04 for further guidance.

17.   We note your disclosures on pages 5 and 6 explaining that you ascribe 40,000 HHP to a fleet and have "purchased or ordered" eight new fleets since 2012, with a capacity of

320,000 HHP, including one fleet due to arrive in 2017. You also indicate that you acquired nine used fleets in 2016, with a capacity of 360,000 HHP. The tabulation on page 15 indicates active utilization of 271,000 HHP during the recent nine month interim period, and on pages 2 and 64 you indicate over 95% of your capacity was active and deployed during an unspecified period of economic downturn. Please expand these and other disclosures related to capacity and utilization, to include the active capacity percentages of total capacity for each period.

Liquidity and Capital Resources

Overview, page 58

18.   We note that you plan to revise in future amendments to reflect your 2017 capex program. Please expand your disclosure in this section to more specifically discuss the six additional fleets you expect to employ during the 2017 fiscal year. Please also provide revised disclosure regarding the costs anticipated to upgrade the recently acquired five fleets to your specifications. We further note disclosure on page 46 which states that you expect to fund your capital program through your credit facility. If you intend to utilize the $60 million of expected availability under your credit facility and other sources to fund your program, please clarify here.

Business

Customers, page 72

19.   We note your disclosure here and also in the risk factors on page 20 regarding the significance of your recurring arrangements with your top five customers. Please file the respective master service agreement for each customer in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file the agreements. Further, please disclose the material terms of the agreements, and discuss any material impact on your operations if either agreement were to be terminated.

Intellectual Property, page 80

20.   We note the brief disclosure in this section regarding your proprietary systems, including your customized fracture design and fluid systems, proppant logistics solutions, containerized sand delivery program and analysis techniques. We further note the disclosure that you have patents and trademarks for your proprietary systems. Revise to disclose the patents and related durations pursuant to Item 101(c)(1)(iv) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 88

General

21.   We note reference in the prospectus summary to your chief executive officer's role in Liberty Resources LLC, an affiliated E&P company operating in the Williston Basin. We also note further your brief disclosure under the Liberty LLC Agreement subheading on page 89 indicating that the Liberty LLC agreement places no restrictions on certain parties to compete with you. Please expand your disclosure here and elsewhere to more specifically address the types of conflicts that you believe may arise from your relationship with affiliated entities. Also provide conforming disclosure regarding conflicts arising from your relationship with Riverstone and its affiliate funds and the methods to be used to allocate such opportunities among the parties, if known.

Executive Compensation, page 86

General

22.   Please revise this section to also include compensation disclosures awarded in fiscal year ended December 31, 2016.

Tax Receivable Agreement, page 89

23.   Please revise this section to specify the duration of the term under the Tax Receivable Agreement for which the payments are expected to continue. We note that the reference to "85% of the net cash savings … that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing" does not identify or quantify the "periods."

Financial Statements

General

24.   You will need to update your registration statement to include two years of audited financial statements and related disclosures prior to the filing becoming effective.

25.   The terms of your restructuring indicate that you plan to consolidate the business, subject to a minority interest to be retained by legacy owners; also that you will be subject to corporate income taxes, and obligations under your Tax Receivable Agreement. We note that you have references to a section "Unaudited Pro Forma Combined Financial Information" on pages 15 and 50, although a corresponding section does not appear in your filing. Please adhere to the guidance in Article 11 of Regulation S-X in preparing your pro forma financial statements.

Note 2 – Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

26.   We note your disclosure indicating you follow a proportionate performance method for revenue recognition and measure progress according to the number of fracturing stages completed. Please clarify whether your contract terms generally stipulate a fixed and determinable price for each stage or if receiving the contract price more typically depends upon and requires the completion of multiple stages. Tell us the specific authoritative guidance that you believe applies to your fracturing contracts and which you have relied upon in formulating your accounting policy.

27.   We note that your cost of services measures do not appear to include depreciation, depletion and amortization. Please include a parenthetical notation clarifying the amount of this expense that is attributable to cost of services for each period to comply with Rule 5-03.2 of Regulation S-X, and SAB Topic 11:B. If the entire amount that is separately reported is not fully attributable to cost of services, you may alternatively include an additional line for the excluded amounts. Please also revise your tabulations and narratives in MD&A to address the amounts of depreciation, depletion and amortization that are attributable to cost of services.

Note 4 – Asset Acquisition, page F-11

28.   We understand that you purchased long-lived field service assets related to hydraulic fracturing from Sanjel Corporation for $69 million during 2016. You explain that you reviewed the guidance in FASB ASC 805 and determined the transaction would be accounted for as an asset acquisition rather than a business acquisition. You also state "The field service equipment was in various states of operability, and is reflected in construction in-progress until placed into service." Please submit the analysis that you performed in concluding that you had not acquired a business; including details of the historical utilization and operability of the assets acquired.

        Tell us why you believe the assets are appropriately reported as construction in-progress under the authoritative guidance. Please also indicate the extent to which the capacity associated with such equipment is reflected in the figures on page 6, and considered part of total capacity in computing any active capacity percentages.

       You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, me at (202) 551-3642 with any other questions.

                Sincerely,

                /s/ Loan Lauren P. Nguyen

                Loan Lauren P. Nguyen
                Legal Branch Chief
                Office of Natural Resources

cc: David P. Oelman
       E. Ramey Layne
       Vinson & Elkins L.L.P.